FORM RW

ZY SMART Acquisition Corp.?
?
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction?
Washington, D.C. 20549

Request for Withdrawal of Registration Statement On Form S-1

Dear Sir or Madam:

ZY SMART Acquisition Corp.? (the  "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act") that the Company's Registration Statement on Form S-1 (File No. 377-06995), initially filed with the Securities and Exchange Commission ("SEC") on December 13, 2023, as amended, together with all exhibits thereto ("Registration Statement"), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company represents that the Company has not effected any sales of the Company's securities under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company's understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Sincerely,

ZY SMART Acquisition Corp.

By: /s/ Jian Zhang
Name:Jian Zhang
Title: Chief Executive Officer